August 22, 2019

Avi Katz
Chief Executive Officer
GigCapital, Inc.
2479 E. Bayshore Road, Suite 200
Palo Alto, CA 94303

       Re: GigCapital, Inc.
           Proxy Materials on Schedule PreM14A
           Filed on July 31, 2019
           File no. 001-38320

Dear Dr. Katz:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 14A filed July 31, 2019

Stockholder Letter, page 0

1.    In the second paragraph, disclose that Kaleyra is an Italian corporation.
2. Disclose the number and percentage of GigCapital shares whose redemption would cause the company not to meet the $5,000,001 cash condition to the business combination.
Summary Term Sheet, page 1

3. State the total number of shares originally sold and the total amount raised in the IPO.
4. In the fifth bullet point, please revise to state the purpose of the amendment of your charter. Also state the percentage of the total number of outstanding shares that was redeemed, as well as the impact of the redemptions on the balance of the trust fund.
 Avi Katz
FirstName LastNameAvi Katz
GigCapital, Inc.
Comapany NameGigCapital, Inc.
August 22, 2019
August 22, 2019 Page 2
Page 2
FirstName LastName
Consideration to the Sellers in the Business Combination, page 24

5. Please expand the disclosure to include the total consideration to be issued, including the value of stock to be issued and the value of any contingent consideration. Also, expand the disclosure to clarify how you determined the Redemption Percentages, i.e. how the waiver by Initial Stockholders, Directors and Officers consisting of 35.12% of the outstanding shares was considered in the various redemption percentage scenarios.
Comparative Per Share Data, page 40

6.       Provide comparative per share data in accordance with Item 14(10) of
Schedule 14A.
         Please disclose the share exchange ratio in the introduction to this disclosure.
Risk Factors
Risks Relating to Kaleyra, page 43

7. It appears that a majority of the officers and directors will be residing outside the United
         States. If true, please provide a risk factor discussing the limited legal recourse shareholders may have against them, including difficulties in enforcing judgments made against them by U.S. courts.
Unaudited Pro Forma Condensed Combined Financial Information, page 86

8.       Please disclose in the preamble to the Pro Forma Condensed Combined
Financial
         Information the total value of the consideration to be paid in the business combination with Kaleyra. Please revise disclosure of consideration throughout the document accordingly.
9. Please separately disclose any amount of contingent consideration recorded under the provisions of the additional 4,292,272 Earn-Out Shares to which the Sellers may be entitled.
10. We note on page F-11 that a Target Business must have a fair market value equal to at least 80% of the balance in the Trust Account. We also note that as of March 31, 2019 the
         Trust account had a balance of $147.2 million. Please expand the disclosure on page 88 and Notes (1) and (2) on page 90 to address this requirement and indicate whether the business combination between Company and Kaleyra will meet the minimum fair market value.
11. We note on page 3 that you factor in the conversion of 14,873,256 rights into 1,487,325 shares of Common Stock upon completion of the Business Combination. Please tell us how these rights relate to the 11,154,942 warrants that will continue to be outstanding following the business combination, if applicable. Please expand the disclosure to explain whether the conversion of the 14,873,256 rights are assumed to be converted and describe your factual support for any assumptions relating to these rights and warrants.
 Avi Katz
FirstName LastNameAvi Katz
GigCapital, Inc.
Comapany NameGigCapital, Inc.
August 22, 2019
August 22, 2019 Page 3
Page 3
FirstName LastName
12. Please expand the disclosure in Note 1 on page 90 to explain the reason for the redemption of 6,825,464 shares and $70.18 million from the Gig Capital Trust on June 5,
         2019.
13. Please expand the disclosure in Note 2 on page 90 to explain the basis for releasing investments and interest receivable from the Trust.
14. Please expand the disclosure in Note 2 on page 91 to explain assumptions utilized and factual support for the adjustments. Refer to Rule 11-02(b)(6) of Regulation S-X for guidance.
15. Please expand the disclosure in Notes F and G on page 93 to include the purchase price allocation for Infiniti Solutions and Buc Mobile to support the pro forma adjustments for the effects of the purchase price allocation.
Proposal No. 1 -- Approval of the Business Combination, page 104

16. Define "Closing Kaleyra Group Net Debt" and "Closing Kaleyra Group Net Short-Term
         Debt." Disclose the amounts for each as of a recent date.
Background of the Business Combination, page 121

17. Please expand your discussion to describe the negotiations of the principal terms of the merger, including price.
18. You state on page 126 that the board considered management's due diligence findings.
         Please revise to provide more detailed disclosure of management's due diligence findings considered by the board.
Information About Kaleyra, page 192

19. Please explain more fully your statement that you have customers and business partners
         "worldwide." Outside of Italy and India, disclose how many countries and areas of the world you have a meaningful presence in.
Kaleyra's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Factors Affecting Comparability of Results
Recent Acquisitions, page 204

20. Please expand the discussion to include the consideration paid for the acquisitions of Buc
         Mobile and Solutions Infiniti. Please also expand the discussion of the agreements to acquire Solutions Infiniti and Buc Mobile in the Liquidity section on page 215 accordingly.
 Avi Katz
GigCapital, Inc.
August 22, 2019
Page 4
GIGCAPITAL, Inc. Condensed Financial Statements, page F-22

21. Please provide updated interim financial statements and other financial information pursuant to Rule 3-12 of Regulation S-X.
22. Refer to Business Combination disclosure beginning on page F-30. Please expand the disclosure on page F-31 to include all disclosures required pursuant to ASC 805-10-50.
      Please quantify the value of consideration to be paid under each of the various scenarios and the value of contingent consideration.
Kaleyra S.p.A. Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(b) Principles of Consolidation, page F-79

23. Please expand the disclosure to describe in detail the transaction that resulted in a change in governance and achievement of control.
General

24. Please provide us with copies of any "board books" or similar materials furnished to board members in connection with the transactions. We may have further comments after we review these materials
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff
Attorney, at 202-551-3436, or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.



                                                            Sincerely,
FirstName LastNameAvi Katz
                                                            Division of
Corporation Finance
Comapany NameGigCapital, Inc.
                                                            Office of
Telecommunications
August 22, 2019 Page 4
cc:       Jeffrey C. Selman
FirstName LastName